Brian D. McCabe (617) 951 7801 brian.mccabe@ropesgray.com

December 12, 2016

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention:  Anu Dubey

Re:
Pax World Funds Series Trust I (Registration Nos. 002-38679, 811-02064) and Pax World Funds Series Trust III (Registration Nos. 333-194601, 811-22935)  (the “Registrants” and each series, a “Fund” and together, the “Funds”)

Dear Ms. Dubey:

We are writing to respond to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on December 6, 2016 in connection with the Registrants’ annual reports to shareholders on Form N-CSR (the “Annual Report”) filed on March 1, 2016.  The Staff’s comments are summarized below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Annual Report.

1. Comment.  With respect to Comment and Response 6 in the Registrants’ comment response letter dated December 1, 2016, please consider revising the use of the term “objective” in the following disclosure, “The Fund is designed to track the performance of the MSCI EAFE ESG (Net) Index with the objective of outperforming the EAFE Index over the long run.”

Response.  In response to your comment, Pax World Funds Series Trust I will revise its disclosure, as follows, in the next Annual Report:

“The Fund is designed to track the performance of the MSCI EAFE ESG (Net) Index with ~~the objective of~~ a view towards outperforming the EAFE Index over the long run.”

2. Comment.  With respect to Comment and Response 7 in the Registrants’ comment response letter dated December 1, 2016, the Staff believes that use of the term “index” in the Pax Ellevate Global Women’s Index Fund’s (“Global Women’s Index Fund”) name suggests that the investment objective of the Fund is to track its stated benchmark.  The Staff notes, however, that the Global Women’s Index Fund’s investment objective is to seek “investment returns that closely correspond to or exceed the price and yield performance, before fees and expenses, of the Pax Global Women’s Leadership Index (the “Women’s Index”), while maintaining risk characteristics that [the adviser] believes are generally similar to those of the Women’s Index” (emphasis added).  Please explain how the name and investment objective of the Global Women’s Index Fund is consistent with Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and related Staff guidance.

Response.  Section 35(d) of the 1940 Act prohibits a registered investment company from adopting as part of its name any word or words that the Commission finds are materially deceptive or misleading.  To the Registrants’ knowledge, the Commission has not made such a finding, nor do the Registrants believe that the facts here would support any such determination. Rule 35d-1 generally provides that a materially deceptive and misleading name includes any name suggesting that the fund focuses its investments in a particular type of investment unless the fund has a policy to invest, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes in the particular type of investment.  The Registrants note that, as disclosed in the Global Women’s Index Fund’s prospectus, under normal circumstances, the Fund invests at least 80% of its total assets in the component securities of the Women’s Index (including American Depositary Receipts, Global Depositary Receipts and Euro Depositary Receipts representing such component securities).

The Registrants respectfully submit that they are unaware of any Staff or Commission authority or published guidance providing that a fund that uses the term “index” in its name also must have an investment objective of tracking (but not exceeding) the fund’s stated benchmark. The Registrants note that the adopting release for Rule 35d-1 expressly discusses the application of Section 35(d) to index funds, but does not establish, or suggest, any requirement with respect to the investment objective of a fund with the word “index” in its name.1  Instead, the adopting release states that “the term[]… ‘index’ suggest[s] a focus on a particular type of investment and investment companies that use [the term ‘index’] will be subject to the 80% investment requirement.”2  That release also states that “the 80% investment requirement is not intended to create a safe harbor for investment company names. A name may be materially deceptive and misleading even if the investment company meets the 80% requirement.  Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”3  Since June 4, 2014, when the Global Women’s Index Fund adopted its current name and 80% policy, the Fund has at all times maintained all of its assets, other than assets invested in an ETF on a short-term basis pending investment in component securities of the Women’s Index, in component securities of the Women’s Index. As suggested by the adopting release for Rule 35d-1, the Global Women’s Index Fund generally expects to invest more than 80% of its total assets in investments connoted by the applicable index, and has in fact done so.  Accordingly, the Registrant believes that the Global Women’s Index Fund’s name and investment objective are consistent with Section 35(d) and Rule 35d-1 thereunder.

* * * * *

[1]	See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) [66 FR 8509 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001)].

[2]	Id., at note 4..

[3]	Id., at 4.

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

3